Exhibit 18.1

August 7, 2013

Harbinger Group Inc.
New York, New York
Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Harbinger Group Inc. (the “Company”) for the three and nine months ended June 30, 2013, and have read the Company's statements contained in Note 2 to the condensed consolidated financial statements included therein. As stated in Note 2, the Company changed its method of presenting tax withholdings for share-based payment awards paid to a taxing authority on behalf of an employee from an operating activity to a financing activity within its statements of cash flows, and states that the newly adopted accounting principle is preferable in the circumstances because the predominant characteristic of such transaction is a financing activity. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to September 30, 2012, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP
New York, New York